Exhibit 99.1

Uxin Announces Entry into Supplemental Agreements with Golden Pacer and Closing of Relevant Transaction

BEIJING, April 22, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced it entered into supplemental agreements with Golden Pacer, a leading financial technology platform in China, to modify and supplement certain terms and conditions in connection with the divestiture of Uxin’s loan facilitation related business. Previously on July 12, 2019 and September 30, 2019, the Company announced that it had entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture, respectively. Due to a series of regulations in relation to loan facilitation, lending and debt collection promulgated by relevant authorities in the fourth quarter of 2019 as well as the outbreak of COVID-19 which started in January 2020, the Company and Golden Pacer have been discussing the implications of these events on the auto financing sector as well as the relevant impacts on the original terms and conditions set out in the agreements entered into on September 30, 2019. As a result of the regulatory changes and the outbreak, the delinquency rate as well as collection and repossession rate in connection with the Company’s historically-facilitated loans have been adversely affected. Following thorough review and discussions, the two parties have reached a mutual agreement on the final terms and conditions today.

Pursuant to the definitive agreements as supplemented and modified by the supplemental agreements entered into today, the Company has divested its entire 2C intra-regional business to Golden Pacer, and ceased to provide loan facilitation related guarantee services in connection with its 2C cross-regional business (which became the sole component of the Company’s 2C business following the divestiture and is currently referred to as “2C online transaction business”) since November 2019. In addition, the Company has agreed to transfer the assets and liabilities in relation to the loans previously facilitated for XW Bank before the divestiture to Golden Pacer, which was completed in the fourth quarter of 2019. Accordingly, the Company is no longer subject to guarantee obligations in relation to its historically-facilitated loans associated with XW Bank. Immediately prior to the divestiture, the outstanding balance of the historically-facilitated loans for XW Bank accounted for more than half of the total outstanding loans the Company facilitated. With regard to the remaining historically-facilitated loans which were not subject to the divestiture, the Company is actively seeking appropriate solutions to manage the corresponding guarantee obligations.

In addition, pursuant to the supplemental agreements, upon Golden Pacer’s achievement of certain profitability-related performance targets for both full year 2020 and 2021, the Company is entitled to purchase a certain amount of preferred shares of Golden Pacer in 2020 and 2021, representing up to an aggregate of 18.4% of Golden Pacer’s outstanding shares (assuming no further issue of new shares) on a fully diluted and as-converted basis for US$0.00001 per share. In addition, the Company will be entitled to receive 85% of net cash inflow generated by the divested and transferred assets and liabilities from Golden Pacer in relation to the historically-facilitated loans for XW Bank. The transactions contemplated under the definitive and supplemental agreements were closed upon the signing of the supplemental agreements.

The Company’s board of directors, acting upon the unanimous recommendation of its audit committee consisting of independent and disinterested directors, approved the definitive and supplemental agreements as well as the transactions contemplated thereunder. The audit committee reviewed and considered the terms of the definitive and supplemental agreements and the transactions with the assistance of its financial and legal advisors.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars online through its innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Its one-stop online shopping mall provides consumers with a nationwide selection of used cars and various value-added products and services as well as a full suite of offline supporting services to fulfill these online transactions. Its extensive service network is bolstered by its own sales force and over 1,200 service centers operated by third-party agents in over 230 prefecture-level cities throughout China. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfer between different cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Christian Arnell

Christensen

Tel: +86 10 5900-1548

Email: uxin@christensenir.com